UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 25, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This report on Form 6-K contains Vodafone Group Plc’s (‘Vodafone’) Trading update for the quarter ended 30 June 2016.

news release Trading update for the quarter ended 30 June 2016 22 July 2016

Highlights

•                  Q1 Group organic service revenue grew 2.2%*; Europe 0.3%*, AMAP 7.7%*

•                  Europe remains stable despite lower roaming fees: Germany 1.6%*, Spain 1.3%*, Italy 1.2%*, UK -3.2%*

•                  Sustained growth in AMAP: India 6.4%*, Vodacom 4.4%*, Turkey 19.5%*, Egypt 9.4%*

•                  4G adoption drives ongoing data growth: 4G customers doubled to 52.5m and data volumes +63%

•                  Strong fixed momentum continues with 348,000 broadband net adds, up 32%, of which 217,000 are on-net

•                  Enterprise growth of 2.6%* as VGE and fixed share gains continue to offset pressure in mobile

	Quarter ended 30 June
		Restated[1]	Growth
	2016	2015	Reported	Organic*
	€m	€m	%	%

Group revenue[1]	13,377	14,007	(4.5)
Europe	8,715	9,005	(3.2)
Africa, Middle East & Asia Pacific (‘AMAP’)	4,365	4,655	(6.2)

Non-GAAP information*

Group service revenue[1]	12,278	12,699	(3.3)	2.2
Europe	8,129	8,273	(1.7)	0.3
AMAP	3,906	4,135	(5.5)	7.7

Vittorio Colao, Group Chief Executive, commented:

‘We continued to make good progress during the first quarter. In Europe, our growth remains stable despite regulatory pressure on roaming revenue, with good performance in Germany, Spain and Italy while we are focussed on improving our performance in the UK. Our growth momentum in AMAP remains strong, with excellent performance in South Africa, Turkey and Egypt and ongoing recovery in India. Customers in multiple markets are attracted by our ‘more-for-more’ commercial offerings of larger data bundles and extra services, while we are seeing continued success with our fixed broadband and enterprise strategies.’’

Notes:

*       Non-GAAP information is presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. Non-GAAP information includes, among other metrics, organic growth, marked with an “*”, which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Non-GAAP information” on page 10 for further details.

1     With effect from 1 April 2016, the Group’s presentation currency was changed from pounds sterling to the euro to better align with the geographic split of the Group’s operations. The service revenue and revenue amounts presented for the quarter ended 30 June 2015 have been restated into euros. Group revenue and service revenue include the results of Europe, AMAP, Other (which includes the results of partner markets) and eliminations.

Vodafone Group Plc

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

vodafone.com

Investor Relations	Media Relations
Telephone: +44 7919 990230	www.vodafone.com/media/contact

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

OPERATING REVIEW

Group

	Quarter ended 30 June 2016			Quarter ended 30 June 2015 (restated)				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
Europe	8,129	586	8,715	8,273	732	9,005	(3.2)	0.3
AMAP	3,906	459	4,365	4,135	520	4,655	(6.2)	7.7
Other	263	54	317	326	57	383
Eliminations	(20)	—	(20)	(35)	(1)	(36)
Total	12,278	1,099	13,377	12,699	1,308	14,007	(4.5)	2.2

Group total revenue was €13.4 billion and Group service revenue was €12.3 billion. Total revenue declined 4.5%, including a 5.3 percentage point negative impact from foreign exchange rate movements.

On an organic basis, Group service revenue increased 2.2%* (Q4: 2.5%*) and, excluding the impact of mobile termination rate (‘MTR’) cuts, Group service revenue grew 2.4%* (Q4: 3.0%*).

Europe

	Quarter ended 30 June 2016			Quarter ended 30 June 2015 (restated)				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
Germany	2,479	106	2,585	2,441	211	2,652	(2.5)	1.6
Italy	1,281	192	1,473	1,265	189	1,454	1.3	1.2
UK	1,758	84	1,842	1,979	101	2,080	(11.4)	(3.2)
Spain	1,128	117	1,245	1,113	122	1,235	0.8	1.3
Other Europe	1,528	89	1,617	1,512	109	1,621	(0.2)	1.2
Eliminations	(45)	(2)	(47)	(37)	—	(37)
Total	8,129	586	8,715	8,273	732	9,005	(3.2)	0.3

Revenue decreased 3.2% for the quarter, with foreign exchange movements contributing a 1.9 percentage point negative impact.

On an organic basis, service revenue increased by 0.3%* (Q4: 0.5%*), despite the impact of regulatory pressures, reflecting growth in all our markets with the exception of the UK, Netherlands and Greece. Our growth was supported by ‘more-for-more’ value enhancement initiatives in many of our markets and continued commercial momentum in both consumer and fixed.

The decline in mobile service revenue moderated in Q1 to -0.8%* (Q4: -1.1%*), supported by continued growth in our contract base and further signs of ARPU stabilisation across multiple markets. Fixed service revenue trends continue to be robust with growth of 3.3%* (Q4: 5.4%*) driven by broadband customer growth.

Germany

Service revenue increased by 1.6%* (Q4: 1.6%*), a second quarter of growth led by improvements in fixed revenue, which were offset by a decline in mobile revenue due to regulatory pressure on roaming charges.

Mobile service revenue declined 0.3%* (Q4: 0.3%*), reflecting lower roaming revenues and a stronger first quarter in the prior fiscal year. Excluding roaming, performance improved with mobile prepaid revenue stabilising. Mobile contract net additions were modest at 8,000 (Q4: 49,000), with lower volumes in the indirect channels. We continue to focus on more profitable growth in the direct channels and our ‘more-for-more’ customer value enhancement strategy. Pricing pressure continues in Enterprise. Contract churn was broadly stable at 14.1%. We increased our 4G coverage to 89% and now have 8.4 million 4G customers.

Fixed service revenue growth improved to 4.7%* (Q4: 3.8%*), driven by steady growth in cable and further stabilising DSL revenue performance. KDG continued to perform strongly. During a seasonally slower quarter we added 108,000 broadband subscribers (Q1 FY16: 70,000), of which 92,000 were on cable and the remainder on DSL.

Italy

Service revenue increased by 1.2%* (Q4: 1.3%*), benefitting from mobile ARPU growth, partially offset by the reversal of the leap year effect that supported the fourth quarter of the last fiscal year.

Mobile service revenue grew 1.4%* (Q4: 1.6%*) thanks to prepaid ARPU growth, partially offset by a decline in our customer base. Despite a highly competitive value segment, our mobile contract net additions stabilised after a period of decline aided by our market-leading network quality. The competitive pricing environment in enterprise continued, resulting in further customer losses. As at 30 June 2016 we have 96% population coverage on our 4G network and 6.8 million 4G customers.

Fixed service revenue was stable at +0.1%* (Q4: -0.2%*), with continued momentum in consumer customer growth offset by increased price pressure. We added 46,000 broadband customers in the quarter (Q4: 63,000), with 41% of our gross additions taking fibre-based services. Enel have begun their deployment of Fibre-To-The-Home (FTTH) services, with initial customers in Perugia enjoying speeds of up to 1Gbps.

UK

UK service revenue declined 3.2%* (Q4: -0.1%*), reflecting the impact of operational challenges following a billing system migration, lower out of bundle revenues and the benefit of a large Enterprise contract win in the first quarter of the prior fiscal year.

Mobile service revenue declined 3.6%* (Q4: -1.9%*) with consumer contract in-bundle revenue growth being more than offset by a decline in out of bundle usage compared to the prior year and the impact of expanding roaming propositions in enterprise mobile. We added 26,000 new contract customers (Q4: 1,000) and reduced consumer contract churn to 15.5% (Q4: 18.9%), supported by stabilising customer service levels. We had 7.5m 4G customers at the period end, with 4G coverage at 95% on the Ofcom definition (Q4: 91%) as we accelerated our coverage expansion.

Fixed service revenue which is predominately enterprise related declined 1.8%* (Q4: 5.5%*), reflecting a large Enterprise contract win in the first quarter of the prior fiscal year and having been supported by strong carrier revenue growth in the fourth quarter. In broadband momentum continues and we secured 137,000 customers by the period end (Q4: 109,000). Field trials for Vodafone TV are underway.

Spain

Service revenue returned to growth of 1.3%* (Q4: -3.2%*) for the first time since 2008. Excluding the impact of handset financing, service revenue grew 4.9%* (Q4: 0.6%*). This performance improvement was supported by several factors, particularly ‘more-for-more’ propositions during the quarter for both new and existing customers and a higher customer base. This tariff change contributed to higher churn levels in both fixed and mobile, however these effects decreased throughout the quarter, with mobile churn returning to more normal levels in the month of June.

Vodafone One, our fully integrated cable, mobile and TV service, reached 1.9 million customers at the period end, up from 291,000 one year ago.

We continue to grow our mobile base, adding 53,000 mobile contract customers in the quarter (Q4: 105,000). Our 4G population coverage reached 92% at 30 June 2016 and we have 5.9 million 4G customers.

Broadband subscriber additions slowed to 1,000 due primarily to higher churn following tariff changes. We launched our DSL TV proposition in the quarter, which supported TV subscriber growth of 52,000 despite typical seasonal pressures due to the end of the football season.

Other Europe

Service revenue rose 1.2%* (Q4: 2.1%*), with all markets except Greece, the Netherlands and Malta achieving growth during the quarter.

In the Netherlands, service revenue declined 2.2%* (Q4: -1.3%*), with growth in fixed more than offset by mobile price competition, which continues to impact the consumer customer base, as well as regulatory pressure on roaming revenue. We are making good progress with integration planning for our Joint Venture with Ziggo, and continue to expect the transaction to close around the end of calendar 2016.

In Portugal, fixed service revenue continues to grow strongly and mobile is stabilising as the shift towards lower priced convergent offers begins to moderate. In Ireland, service revenue grew 2.8%* (Q4: 2.4%*) supported by accelerated growth in fixed line and stable mobile trends. In Greece service revenue growth (now including HOL for the first time on an organic basis) was impacted by the transfer of HOL carrier service revenue to Group. Excluding this effect service revenue was stable despite challenging macroeconomic conditions.

AMAP

	Quarter ended 30 June 2016			Quarter ended 30 June 2015 (restated)				Organic*
	Service	Other		Service	Other		Reported	service
	revenue	revenue	Revenue	revenue	revenue	Revenue	revenue	revenue
	€m	€m	€m	€m	€m	€m	%	%
India	1,510	9	1,519	1,569	4	1,573	(3.4)	6.4
Vodacom	992	183	1,175	1,172	292	1,464	(19.7)	4.4
Other AMAP	1,407	267	1,674	1,399	224	1,623	3.1	11.5
Eliminations	(3)	—	(3)	(5)	—	(5)
Total	3,906	459	4,365	4,135	520	4,655	(6.2)	7.7

Revenue decreased 6.2%, with strong organic growth offset by a 12.6 percentage point adverse impact from foreign exchange movements, particularly with regards to the South African rand, Turkish lira, Egyptian pound and Indian rupee.

On an organic basis service revenue increased 7.7%* (Q4: 8.1%*) driven by growth in all our major markets. The region continues to see strong customer growth, with 2.8 million added in the quarter, and an increasing number of our customers are now using data, with 12.9 million active data users added in the quarter. Customer usage continues to grow throughout the region, with voice and data usage up 6.4% and 63% respectively.

With effect from 1 April 2016, the Group changed the reporting of certain dealer commissions in India. Organic service revenue growth rates for the quarter ended 30 June 2016 of Vodafone India and the Group have been amended to exclude the impact of this change, which had no effect on earnings or cash flows.

India

Service revenue growth improved to 6.4%* (Q4: 5.3%) as voice revenue returned to growth and regulatory impacts reduced. Excluding regulatory drags including MTR cuts, roaming price caps and an increase in service tax, service revenue grew 7.7%* compared to 10.2%* in the fourth quarter of the prior fiscal year. The slower pace of growth mainly reflects the reversal of the leap-year effect and lower intra circle roaming revenues.

Data browsing revenue growth of 22.3%* slowed from the pace of prior quarters, reflecting lower customer growth. Our active data customer base increased to 69.7 million customers from 66.8 million one year ago. The 3G / 4G customer base grew to 32.3 million, up 46%, and smartphone penetration in our four biggest urban areas is now 54%. Voice revenues returned to growth as competition eased, despite lower average minutes of use per customer. Total mobile customers increased 1.4 million giving a closing customer base of 199.4 million.

We added 3,300 new 3G sites in the quarter, taking the total to 59,000 and our population coverage to 96% of target urban areas. We have 9,700 4G sites with coverage of 45% of our data revenues across five key circles. We expect 4G coverage to increase to over 60% of our data revenues by year-end, ahead of the upcoming spectrum auction.

Preparations continue for a potential IPO of Vodafone India.

Vodacom

Service revenue grew 4.4%* (Q4: 6.3%*), with strong customer and data growth in South Africa offset by a slowdown in international customer growth following new customer registration processes.

South Africa service revenue grew 5.7%* (Q4: 6.5%*), supported by customer growth in both prepaid and contract (prepaid net additions 891,000, Q4: 728,000). Our ‘Just 4 U’ targeted individual pricing strategy continues to support voice revenues. Data revenue growth remains robust at 18.0%* (Q4: 18.9%*), and data now contributes 38% of South Africa’s service revenues. The growth in data is supported by sustained investment in 3G and 4G network coverage and capacity. Network leadership and customer focus contributed to a record low consumer contract mobile churn rate of 5.3%.

Vodacom’s International operations outside South Africa, which now represent 25% of Vodacom Group service revenue, saw a sharp slowdown in growth to 4.4%* (Q4: 10.2%*). Customer growth numbers were impacted by stricter compliance on customer registration requirements in Tanzania, the DRC and Mozambique. The customer growth trend is now improving as acquisition procedures become more efficient across all channels. M-Pesa continues to perform well, with over 8.3 million customers (up from 5.6 million a year ago).

Other AMAP

Service revenue increased 11.5%* (Q4: 12.1%), with strong growth in Turkey, Egypt and Ghana.

Service revenue in Turkey was up 19.5%* (Q4 22.3%*), supported by strong growth in consumer contract and enterprise and an increased contribution from fixed line. Egypt grew 9.4%* (Q4: 11.2%*), driven by sustained growth in data usage and mobile ARPU expansion. Service revenue in Ghana grew 20.3%* (Q4: 21.3%*) aided by customer growth and increasing data usage.

In New Zealand, service revenue was up 1.8%* (Q4: 0.4%*), driven by strong fixed line performance and mobile customer growth across both consumer and enterprise. In June we announced our intention to merge with Sky Network Television in New Zealand, thereby creating the country’s leading integrated telecommunications and media group. Vodafone will become a 51% shareholder in the combined group, will receive NZ$1.25 billion in cash and will look to realise the benefits of an estimated NZ$850 million NPV from synergies. Sky shareholders have voted in favour of the transaction but completion is still subject to local regulatory approvals. The transaction is expected to complete around the end of calendar 2016.

Strategic progress

Customer eXperience eXcellence (‘CXX’)

The Group’s customer experience excellence programme is our core marketing strategy for brand and service differentiation. With CXX we aim to deliver an outstanding and differentiated experience for our customers, building on the significantly improved network quality delivered by Project Spring. Given the strategic importance of the programme, CXX performance indicators (primarily Net Promoter Scores and brand consideration) represent up to 40% of the annual bonus award for employees across the Group.

The programme focuses on four key aspects of our customers’ experience with Vodafone, summarised by the acronym ‘CARE’. As the initiatives described below illustrate, we made progress in each of these areas during the quarter:

•          ‘Connectivity that is reliable and secure’: We now have ‘Network guarantee’ pledges in 14 markets, promising customers’ their money back if the network fails to live up to their expectations (typically, during the first 30 days for new customers). Our 4G roaming footprint now covers 100 countries, twice as many as our best local competitor in the majority of our markets.

•          ‘Always in control’: For the first time, more than half of our European mobile customers (and almost two-thirds of our contract customers) take advantage of our European ‘worry-free’ roaming offers, with roaming either included in their tariff or available at a modest daily rate. Penetration of the ‘My Vodafone’ app reached 35% across the group, and is as high as 60% in Italy. The app is now available across 21 markets, with customers able to monitor their usage in real time in 13 of these markets.

•          ‘Reward Loyalty’: 16 markets have now implemented tailored reward programmes for specific customer segments, aiming to delight and surprise loyal customers. This has contributed to a 0.3 percentage points year-on-year and 1.6 percentage points quarter-on-quarter improvement in overall consumer contract churn during the quarter to 16.6%.

•          ‘Easy Access’: We now provide convenient support to our customers through a 24/7 Live chat platform in 14 markets. The ‘first contact resolution’ rate in several of these markets is now over 80%, compared to 65% for the overall group.

The success of the variety of CXX initiatives now underway is apparent from a further overall improvement in Net Promoter Scores during the quarter, with 12 out of 21 operating companies achieving a market leading position, representing 368.4 million customers and over half of Group service revenues.

Data

Customer demand for data continues to grow very quickly, stimulated by the increasing availability of great TV, sport and video on smartphones and tablets, the improving reliability and speed of mobile networks, the increasing size and quality of smartphone screens and the continued deflation in unitary data pricing.

Data traffic in Q1 grew 63% (Q4: 67%). We doubled our 4G customer base year-on-year to 52.5 million across the 21 countries where we offer 4G, with 5.7 million customers added in the quarter. Although take-up continues to be rapid, only 30% of our European customer base is taking a 4G service, providing us with a very substantial opportunity for future growth. Customers who move to 4G typically buy bigger data packages and see their data consumption double; average usage per smartphone customer in Europe is up 57% year-on-year to 1.3GB per month, and over half of the data traffic in Europe is now on 4G.

In our emerging markets, data adoption is also rapid, supported by our significant network investment and the relative scarcity of fixed line internet access. The 3G/4G mobile data customer base is 88.9 million, up 50.7% year-on-year. In India we have launched 4G in five circles, covering 45% of data revenues, and expect to reach over 60% in the current financial year. Given the high cost of spectrum, we intend to take a disciplined approach to further 4G rollout.

Unified communications

We are becoming an integrated operator, for both households and businesses, in our main markets. We market high speed broadband services to 74.4 million households across Europe, and through organic investment and acquisition, 29.9 million of these households are ‘on-net’ — serviced by our own fibre or cable infrastructure.

We continue to achieve strong customer growth across our footprint. We now have 13.7 million broadband customers, with 348,000 new broadband customers added in the quarter, In Europe, we added 254,000 new broadband customers of which 81% were on-net. This brings the total European on-net customer base to 5.8 million, representing on-net penetration of just 19% which leaves significant opportunity for future profitable growth. In Q1, 26.4% of our service revenue in Europe came from fixed line.

Enterprise

Services to business customers comprised 27.8% of our Group service revenue, and 32.1% in Europe during Q1. Our relationships with business customers are expanding from traditional mobile voice and data services to embrace total communications, IoT, Cloud & Hosting and IP-VPN provision. These new areas offer both market growth and market share opportunities for us.

Overall, Enterprise revenues grew 2.6%* in the quarter. Vodafone Global Enterprise (‘VGE’), which provides services to our biggest international customers, achieved revenue growth of 6.3%*, driven by our unmatched geographical presence and the increasing trend among multinational corporations to retain a single provider of services across borders. Our total IoT connections increased by 38.6% year-on-year to 41.3 million, with revenue growing 20.1%*.

Summary and outlook1

Trading in the first quarter was consistent with management’s expectations underlying the outlook statement for the 2017 financial year. The Group therefore confirms its outlook for the 2017 financial year.

Notes:

*              Non-GAAP information is presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. Non-GAAP information includes, among other metrics, organic growth, marked with an “*”, which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Non-GAAP information” on page 10 for further details.

1.        Full details on this guidance are available on page 7 of the Group’s year end results announcement for the year ended 31 March 2016.

ADDITIONAL INFORMATION

Service revenue — quarter ended 30 June

Group and Regions

	Group		Europe		AMAP
		Restated		Restated		Restated
	2016	2015	2016	2015	2016	2015
	€m	€m	€m	€m	€m	€m
Mobile in-bundle	5,454	5,337	4,058	3,966	1,396	1,322
Mobile out-of-bundle	2,854	3,397	1,142	1,416	1,708	1,978
Mobile incoming	791	838	421	439	371	399
Fixed	2,575	2,600	2,142	2,110	295	292
Other	604	527	366	342	136	144
Service revenue	12,278	12,699	8,129	8,273	3,906	4,135
Other revenue	1,099	1,308	586	732	459	520
Revenue	13,377	14,007	8,715	9,005	4,365	4,655

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(4.5)	1.5	(3.2)	(1.3)	(6.2)	8.6
Service revenue	(3.3)	2.2	(1.7)	0.3	(5.5)	7.7

Operating Companies

	Germany		Italy		UK
		Restated		Restated		Restated
	2016	2015	2016	2015	2016	2015
	€m	€m	€m	€m	€m	€m
Mobile in-bundle	1,097	1,058	708	640	880	926
Mobile out-of-bundle	217	275	206	268	302	392
Mobile incoming	72	75	92	92	91	114
Fixed	969	926	210	210	405	450
Other	124	107	65	55	80	97
Service revenue	2,479	2,441	1,281	1,265	1,758	1,979
Other revenue	106	211	192	189	84	101
Revenue	2,585	2,652	1,473	1,454	1,842	2,080

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	(2.5)	(2.5)	1.3	1.3	(11.4)	(3.4)
Service revenue	1.6	1.6	1.3	1.2	(11.2)	(3.2)

	Spain		India		Vodacom
		Restated		Restated		Restated
	2016	2015	2016	2015	2016	2015
	€m	€m	€m	€m	€m	€m
Mobile in-bundle	559	547	398	350	345	396
Mobile out-of-bundle	110	130	827	929	512	613
Mobile incoming	43	37	164	169	47	60
Fixed	365	356	69	67	41	47
Other	51	43	52	54	47	56
Service revenue	1,128	1,113	1,510	1,569	992	1,172
Other revenue	117	122	9	4	183	292
Revenue	1,245	1,235	1,519	1,573	1,175	1,464

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	0.8	0.8	(3.4)	6.7	(19.7)	3.3
Service revenue	1.3	1.3	(3.8)	6.4	(15.4)	4.4

Note:

*       Non-GAAP information is presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. Non-GAAP information includes, among other metrics, organic growth, marked with an “*”, which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Non-GAAP information” on page 10 for further details.

Mobile customers — quarter ended 30 June 2016

(in thousands)

Country	1 April 2016	Contract net additions/ (disconnections)	Prepay net additions/ (disconnections)	Other movements	30 June 2016	Contract

Europe
Germany	30,334	8	(72)	—	30,270	54.8%
Italy	24,143	—	(318)	—	23,825	18.9%
UK	18,197	26	(249)	—	17,974	67.9%
Spain	14,319	53	(26)	—	14,346	78.9%
	86,993	87	(665)	—	86,415	51.6%

Other Europe
Netherlands	5,030	(17)	18	—	5,031	76.4%
Ireland	1,986	11	(30)	—	1,967	50.7%
Portugal	4,850	14	(76)	—	4,788	39.6%
Romania	8,461	35	(8)	—	8,488	41.4%
Greece	5,732	(5)	63	—	5,790	27.5%
Czech Republic	3,424	49	(6)	—	3,467	67.5%
Hungary	2,807	26	(35)	—	2,798	60.7%
Albania	1,842	1	12	—	1,855	4.3%
Malta	307	1	—	—	308	21.1%
	34,439	115	(62)	—	34,492	46.4%
Europe	121,432	202	(727)	—	120,907	50.2%

AMAP
India	197,947	653	783	—	199,383	7.4%
Vodacom[1]	70,397	62	475	—	70,934	7.4%
	268,344	715	1,258	—	270,317	7.4%

Other AMAP
Turkey	22,161	345	(131)	—	22,375	45.5%
Egypt	38,505	19	519	—	39,043	6.6%
New Zealand	2,402	18	(19)	—	2,401	39.5%
Qatar	1,548	(1)	(89)	—	1,458	16.2%
Ghana	7,892	127	65	—	8,084	1.9%
	72,508	508	345	—	73,361	19.2%
AMAP	340,852	1,223	1,603	—	343,678	9.9%

Group	462,284	1,425	876	—	464,585	20.4%

Note:

1            Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

Fixed broadband customers — quarter ended 30 June 2016

(in thousands)

Country	1 April 2016	Net additions/ (disconnections)	Other movements	30 June 2016

Europe
Germany	5,825	108	—	5,933
Italy	1,970	46	—	2,016
UK	109	28	—	137
Spain	3,022	1	—	3,023
	10,926	183	—	11,109

Other Europe
Netherlands	106	17	—	123
Ireland	239	8	—	247
Portugal	442	24	—	466
Romania	56	2	—	58
Greece	551	20	—	571
Czech Republic	14	—	—	14
Hungary	—	—	—	—
Albania	—	—	—	—
Malta	3	—	—	3
	1,411	71	—	1,482
Europe	12,337	254	—	12,591

AMAP
India	—	—	—	—
Vodacom[1]	1	1	—	2
	1	1	—	2

Other AMAP
Turkey	363	61	—	424
Egypt	213	18	—	231
New Zealand	412	12	—	424
Qatar	6	(1)	—	5
Ghana	41	3	—	44
	1,035	93	—	1,128
AMAP	1,036	94	—	1,130

Group	13,373	348	—	13,721

Note:

1            Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

NON-GAAP INFORMATION

In the discussion of the Group’s reported operating results, information is presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP information should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•                  It is used for internal performance reporting;

•                  It is used in setting director and management remuneration; and

•                  It is useful in connection with discussions with the investment analyst community.

A reconciliation of reported service revenue to the respective closest equivalent GAAP measure, revenue, is provided where used in the Operating Review on pages 2 to 6.

Organic growth

All amounts in this document marked with an “*” represent “organic growth” which presents performance on a comparable basis in terms of merger and acquisition activity and foreign exchange rates. While “organic growth” is neither intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

•                  it provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•                  it is used for internal performance analysis; and

•                  it facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

With effect from 1 April 2016, the Group changed the reporting of certain dealer commissions in India. The impact on revenues for the current and prior quarters was not material. Organic service revenue growth rates for the quarter ended 30 June 2016 of Vodafone India and the Group have been amended to exclude the impact of this change, which had no effect on earnings or cash flows.

Reconciliations of organic growth to reported growth are shown where used or in the table below.

				Other
				activity
		Restated		(including	Foreign
	2016	2015	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Quarter ended 30 June
Revenue
Germany	2,585	2,652	(2.5)	—	—	(2.5)
Italy	1,473	1,454	1.3	—	—	1.3
UK	1,842	2,080	(11.4)	—	8.0	(3.4)
Spain	1,245	1,235	0.8	—	—	0.8
Other Europe	1,617	1,621	(0.2)	—	—	(0.2)
Eliminations	(47)	(37)
Europe	8,715	9,005	(3.2)	—	1.9	(1.3)

India	1,519	1,573	(3.4)	2.7	7.4	6.7
Vodacom	1,175	1,464	(19.7)	3.9	19.1	3.3
Other AMAP	1,674	1,623	3.1	—	11.2	14.3
Eliminations	(3)	(5)
AMAP	4,365	4,655	(6.2)	2.2	12.6	8.6

Other	317	383
Eliminations	(20)	(36)
Total	13,377	14,007	(4.5)	0.7	5.3	1.5

				Other
				activity
		Restated		(including	Foreign
	2016	2015	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Quarter ended 30 June
Service revenue
Germany	2,479	2,441	1.6	—	—	1.6

Mobile service revenue	1,510	1,515	(0.3)	—	—	(0.3)
Fixed service revenue	969	926	4.6	—	0.1	4.7
Italy	1,281	1,265	1.3	—	(0.1)	1.2

Mobile service revenue	1,071	1,055	1.5	—	(0.1)	1.4
Fixed service revenue	210	210	—	—	0.1	0.1
UK	1,758	1,979	(11.2)	—	8.0	(3.2)

Mobile service revenue	1,353	1,529	(11.5)	—	7.9	(3.6)
Fixed service revenue	405	450	(10.0)	—	8.2	(1.8)
Spain	1,128	1,113	1.3	—	—	1.3
Other Europe	1,528	1,512	1.1	—	0.1	1.2

Netherlands	426	435	(2.1)	—	(0.1)	(2.2)
Ireland	242	235	3.0	—	(0.2)	2.8
Other	860	842
Eliminations	(45)	(37)
Europe	8,129	8,273	(1.7)	0.1	1.9	0.3

Mobile service revenue	5,987	6,163	(2.9)	—	2.1	(0.8)
Fixed service revenue	2,142	2,110	1.5	—	1.8	3.3
India	1,510	1,569	(3.8)	2.8	7.4	6.4
Vodacom	992	1,172	(15.4)	—	19.8	4.4

South Africa	734	880	(16.6)	—	22.3	5.7
International operations	243	268	(9.3)	—	13.7	4.4
Other	15	24
Other AMAP	1,407	1,399	0.6	—	10.9	11.5

Turkey	585	543	7.7	—	11.8	19.5
Egypt	362	393	(7.9)	—	17.3	9.4
New Zealand	274	291	(5.8)	—	7.6	1.8
Ghana	69	56	23.2	—	(2.9)	20.3
Other	117	116
Eliminations	(3)	(5)
AMAP	3,906	4,135	(5.5)	1.1	12.1	7.7
Other	263	326
Eliminations	(20)	(35)
Total service revenue	12,278	12,699	(3.3)	0.4	5.1	2.2
Other revenue	1,099	1,308
Total revenue	13,377	14,007	(4.5)	0.7	5.3	1.5

Other metrics
Group - Enterprise service revenue	3,409	3,511	(2.9)	1.1	4.4	2.6
Group - IoT revenues	174	149	16.8	(0.1)	3.4	20.1
Vodafone Global Enterprise service revenue	801	766	4.6	(0.7)	2.4	6.3
India - Data browsing revenue	311	274	13.5	—	8.8	22.3
South Africa - Data revenue	277	297	(6.7)	—	24.7	18.0
Group - Service revenue excluding the impact of MTR cuts	12,278	12,699	(3.3)	0.6	5.1	2.4
Spain - Service revenue excluding the impact of handset financing	1,128	1,113	1.3	3.6	—	4.9
India - Service revenue excluding the impact of MTR cuts and other	1,510	1,569	(3.8)	4.1	7.4	7.7

				Other
				activity
		Restated		(including	Foreign
	2016	2015	Reported	M&A)	exchange	Organic
	€m	€m	%	pps	pps	%
Quarter ended 31 March
Service revenue
Germany	2,462	2,423	1.6	—	—	1.6

Mobile service revenue	1,505	1,501	0.3	—	—	0.3
Fixed service revenue	957	922	3.8	—	—	3.8
Italy	1,263	1,246	1.4	—	(0.1)	1.3

Mobile service revenue	1,055	1,038	1.6	—	—	1.6
Fixed service revenue	208	208	—	—	(0.2)	(0.2)
UK	1,903	2,093	(9.1)	5.4	3.6	(0.1)

Mobile service revenue	1,412	1,493	(5.4)	—	3.5	(1.9)
Fixed service revenue	491	600	(18.2)	20.0	3.7	5.5
Spain	1,094	1,131	(3.3)	—	0.1	(3.2)
Other Europe	1,516	1,481	2.4	(0.1)	(0.2)	2.1

Netherlands	428	434	(1.4)	—	0.1	(1.3)
Ireland	238	232	2.6	—	(0.2)	2.4
Other	850	815
Eliminations	(36)	(44)
Europe	8,202	8,330	(1.5)	1.1	0.9	0.5

Mobile service revenue	5,995	6,101	(1.7)	(0.2)	0.8	(1.1)
Fixed service revenue	2,207	2,229	(1.0)	5.2	1.2	5.4
India	1,532	1,547	(1.0)	—	6.3	5.3
Vodacom	992	1,183	(16.1)	—	22.4	6.3

South Africa	717	888	(19.3)	—	25.8	6.5
International operations	259	271	(4.4)	—	14.6	10.2
Other	16	24
Other AMAP	1,404	1,477	(4.9)	7.0	10.0	12.1

Turkey	560	536	4.5	—	17.8	22.3
Egypt	390	463	(15.8)	21.3	5.7	11.2
New Zealand	272	303	(10.2)	—	10.6	0.4
Ghana	68	62	9.7	—	11.6	21.3
Other	114	113
Eliminations	2	(14)
AMAP	3,930	4,193	(6.3)	2.2	12.2	8.1
Other	338	453
Eliminations	(63)	(95)
Total service revenue	12,407	12,881	(3.7)	1.8	4.4	2.5
Other revenue	1,125	1,380
Total revenue	13,532	14,261	(5.1)	1.6	4.6	1.1

Other metrics
Group - Enterprise service revenue	3,489	3,538	(1.4)	3.4	(0.5)	1.5
Group - IoT revenues	122	111	9.9	28.2	(2.5)	35.6
Vodafone Global Enterprise service revenue	699	637	9.7	(5.0)	(2.6)	2.1
India - Data browsing revenue	294	231	27.3	—	7.7	35.0
South Africa - Data revenue	260	289	(10.0)	—	28.9	18.9
Group - Service revenue excluding the impact of MTR cuts	12,407	12,881	(3.7)	2.3	4.4	3.0
Spain - Service revenue excluding the impact of handset financing	1,094	1,131	(3.3)	3.8	0.1	0.6
India - Service revenue excluding the impact of MTR cuts and other	1,532	1,547	(1.0)	4.9	6.3	10.2

OTHER INFORMATION

Notes

1.        Vodafone, the Vodafone Portrait, the Vodafone Speechmark, Vodacom, Vodafone One and M-Pesa are trademarks of the Vodafone Group. The Vodafone Rhombus is a registered design of the Vodafone Group. Other product and company names mentioned herein may be the trademarks of their respective owners.

2.        All growth rates reflect a comparison to the quarter ended 30 June 2015 unless otherwise stated.

3.        References to “the quarter” are to the quarter ended 30 June 2016 unless otherwise stated. References to the “previous quarter” are to the quarter ended 31 March 2016 unless otherwise stated. References to the “year” or “current financial year” are to the financial year ending 31 March 2017 and references to the “prior financial year” are to the financial year ended 31 March 2016 unless otherwise stated.

4.        All amounts marked with an “*” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates.

5.        Vodacom refers to the Group’s interests in Vodacom Group Limited (‘Vodacom’) in South Africa and its subsidiaries, including its operations in The Democratic Republic of the Congo, Lesotho, Mozambique and Tanzania.

6.        Quarterly historical information including information for service revenue, mobile customers, churn, voice usage, messaging volumes, data volumes, ARPU, smartphones and fixed broadband customers is provided in a spreadsheet available at vodafone.com/investor.

7.        This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Definition of terms

Term	Definition
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Enterprise	The Group’s customer segment for businesses.
Fixed service revenue	Service revenue relating to provision of fixed line and carrier services.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Mobile in-bundle revenue

Represents revenue from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge, with some expectation of recurrence. Includes revenue from all contract bundles and add-ons lasting 30 days or more as well as revenue from prepay bundles lasting seven days or more.

Mobile out-of-bundle	Revenue from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles.
Mobile service revenue	Service revenue relating to the provision of mobile services.
Organic growth

A non-GAAP measure which presents performance on a comparable basis, both in terms of merger and acquisition activity and movements in foreign exchange rates. See “Non-GAAP information” on page 10 for further details.

Other revenue	Other revenue includes revenue from connection fees and equipment sales.
Reported growth	Reported growth is based on amounts reported in euros as determined under IFRS.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. See “Non-GAAP information” on page 10 for further details.

VGE	Vodafone Global Enterprise (VGE), which serves the Group’s biggest multi-national customers.
Internet of Things (‘IoT’) (formerly Machine-to-Machine (‘M2M’))

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

For definition of other terms please refer to pages 200 to 201 of the Group’s Annual Report for the year ended 31 March 2016.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to: expectations regarding the Group’s financial condition or results of operations including the confirmation of the Group’s guidance for the 2017 financial year, expectations for the Group’s future performance generally; statements relating to the Group’s Project Spring investment programme; expectations regarding the operating environment and market conditions and trends; intentions and expectations regarding the development, launch and expansion of products, services and technologies; growth in customers and usage; expectations regarding spectrum licence acquisitions; expectations regarding adjusted EBITDA, capital expenditure, free cash flow, and foreign exchange rate movements; and expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group; greater than anticipated competitive activity; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers; the Group’s ability to expand its spectrum position or renew or obtain necessary licences; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in fibre deployment, network expansion, new product and service roll-outs, mobile data, Enterprise and broadband and in emerging markets; changes in foreign exchange rates, as well as changes in interest rates; the Group’s ability to realise benefits from entering into partnerships or joint ventures and entering into service franchising and brand licensing; unfavourable consequences to the Group of making and integrating acquisitions or disposals; changes to the regulatory framework in which the Group operates; the impact of legal or other proceedings; loss of suppliers or disruption of supply chains; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account when determining levels of dividends; the Group’s ability to satisfy working capital and other requirements; changes in statutory tax rates or profit mix; and/or changes in tax legislation or final resolution of open tax issues.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Risk management” in the Group’s Annual Report for the year ended 31 March 2016. The Annual Report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company, to any member of the Group or to any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 7919 990 230	www.vodafone.com/media/contact

Copyright © Vodafone Group 2016

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 25, 2016

	By:	/s/R E S MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary